UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
AMENDMENT No. 4
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
CASCAL N.V.
(Name of Subject Company)
CASCAL N.V.
(Name of Person Filing Statement)
Common Shares, par value €0.50 per share
(Title of Class of Securities)
N1842P109
(CUSIP Number of Class of Securities)
Jonathan Lamb
Biwater House
Station Approach
Dorking
Surrey, RH4 1TZ
United Kingdom
+44 1306 746 080
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
On Behalf of the Person Filing Statement)
with copy to:

David A. Zagore, Esq.
Squire, Sanders & Dempsey L.L.P.
4900 Key Tower
127 Public Square
Cleveland, Ohio 44114-1304
(216) 479-8610
☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
SIGNATURE

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Schedule 14D-9 filed by Cascal N.V. (the “Company”) with the Securities and Exchange Commission on June 1, 2010 (together with any amendments and supplements thereto, the “Schedule 14D-9”) relating to Sembcorp Utilities Pte Ltd. and Sembcorp Industries Ltd.’s (collectively, “Sembcorp”) offer to purchase all issued and outstanding common shares, par value €.50 per share of the Company (the “Shares”), at a price of US$6.75 (or $6.40) per Share, net to the seller in cash, without interest (subject to any applicable withholding taxes), upon the terms and subject to the conditions specified in the Offer to Purchase and the related Letter of Transmittal filed as exhibits to and incorporated by reference into the Schedule TO filed by Sembcorp on May 21, 2010, as amended to date.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Except as set forth below, to the knowledge of the Company there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and: (1) the Company, its executive officers, directors or affiliates; or (2) Sembcorp, and their respective executive officers, directors or affiliates. The Company is not affiliated with the Offerors and, except as discussed below, has had no material contacts, negotiations or agreements with the Offerors.
Biwater Investments Ltd., a limited company existing under the laws of England & Wales (“Biwater”) owns, directly or indirectly, approximately 58.4% of the Company’s issued and outstanding Shares (the “Biwater Stake”). The Company believes that, as of May 31, 2010, Mr. Adrian White, his family and family interests owned approximately 70% of the issued and outstanding capital stock of Biwater Holdings Limited, a limited company existing under the laws of England & Wales and the ultimate parent company of Biwater (“BHL”). Messrs. Lawrence Magor and Adrian White are directors of the Company and, to the Company’s knowledge, Mr. Magor is a director and the Chief Executive Officer of BHL. Biwater and BHL have entered into various agreements with Sembcorp to which the Company is not a party and has no independent knowledge of the terms of such agreements, other than to the extent disclosed in the Schedule TO. To the extent Biwater and BHL’s interests relating to the Offer differ from Cascal’s, Biwater and BHL and Messrs. Magor and White may be viewed as having a conflict of interest with Cascal.
Cascal’s arrangements and understandings with Sembcorp, Biwater and BHL are described below.
On July 29, 2008, Biwater wrote to the Company seeking its cooperation in the process of selling the Biwater Stake and, in particular, requesting the Company’s consent to the sharing of confidential information with prospective purchasers of the Biwater Stake. Biwater and the Company negotiated and entered into forms of a confidentiality agreement and side letter relating to the use and disclosure of the Company’s confidential information with third parties. Ultimately, Biwater ceased its 2008 effort to sell the Biwater Stake.

On October 15, 2009, Biwater sent a letter to Cascal advising it that Biwater had decided to further explore a sale of the Biwater Stake. Biwater requested permission to share Cascal’s confidential information with Sembcorp in connection with a potential sale of the Biwater Stake. The parties agreed to enter into two interrelated confidentiality agreements that were substantially similar to the confidentiality agreements negotiated and entered into during the 2008 sale process by prospective purchasers: (i) a letter agreement between Cascal and BHL dated November 9, 2009 (the “Letter Agreement”) and (ii) a non-disclosure agreement between BHL and Sembcorp Industries, also dated November 9, 2009 (the “NDA”). The Letter Agreement and NDA appear as Exhibits (e)(1) and (e)(2), respectively, to this Schedule 14D-9 and are incorporated by reference herein. From November 2009 through March 2010, at the direction of a special independent committee of the Company’s Board of Directors, Cascal made available to Biwater and its advisors substantial due diligence materials relating to the Company and its businesses. Sembcorp received access to such diligence materials, as well as access to the Company’s management and facilities.
On March 1, 2010, representatives of Sembcorp met via video and teleconference with the Company’s Board of Directors. During that meeting, Sembcorp indicated that it desired to make an offer to acquire all the issued and outstanding Shares at a price in the range of US$6.50 to US$7.00 per share, subject to the Company’s Board of Directors recommending the offer. The special committee requested Mr. Magor communicate to Sembcorp that the special committee of the Company’s Board of Directors appreciated the presentation. However, the special committee declined to consider or comment on an unwritten offer at a nonspecific price.
On March 7, 2010, Sembcorp submitted a letter to the Company’s Board of Directors that contained an offer by Sembcorp to make a tender offer to acquire all the issued and outstanding Shares at a fixed price of US$6.75 per share. The offer was subject to certain conditions, including, among other things, that Biwater provide an irrevocable undertaking to tender its shares in the tender offer and that the Company’s Board of Directors recommend the tender offer. The offer letter further provided that the tender offer would be subject to a minimum condition of 80% of the issued and outstanding Shares being validly tendered and not withdrawn. The letter also requested that the Exclusivity Period between Biwater and Sembcorp be extended to March 31, 2010.
On March 11, 2010, an independent committee of the Company’s Board of Directors comprised of Messrs. Charles Auster, Willy Biewinga and Mitchell Sonkin sent a letter to Sembcorp in response to its March 7, 2010 offer letter. In pertinent part, the March 11 response indicated, “Based on our review of your March 7 letter, we cannot make a recommendation to our Board to support your proposed transaction because we believe the offer described in that letter is inadequate.”
On April 26, 2010, Sembcorp Utilities, Biwater and BHL, entered into a Tender Offer and Stockholder Support Agreement (the “Tender Offer and Stockholder Support Agreement”) pursuant to which, among other things, Sembcorp Utilities agreed to offer to acquire all of the issued and outstanding Shares for $6.75, subject to reduction to US$6.40 if less than 80% of the issued and outstanding Shares were validly tendered and not withdrawn prior to 11:00 a.m., New York City time, on Monday, June 21, 2010 (subject to the Offer being extended) and Biwater agreed to promptly and validly tender in the Offer the 17,868,543 shares of Common Stock held by it. We understand from public announcements made on May 30, 2010 that Biwater has tendered its shares. The Tender Offer and Stockholder Support Agreement was filed as Exhibit (d)(1) to the Schedule TO (and amendments to the Tender Offer and Stockholder Support Agreement have been filed with the Commission by Sembcorp as amendments to its Schedule TO, including the amendment dated June 30, 2010).
Since Sembcorp announced the Offer on April 26, 2010, Cascal has initiated conversations with Sembcorp a number of times in order to negotiate an improved transaction. Most recently, during the week of June 13, non-executive director, Charles Auster, and former non-executive director and Company consultant, Michael Wager, traveled to Singapore to meet with Sembcorp to seek improved transaction terms for shareholders. Discussions continued throughout the weeks of June 13 and June 20, 2010 among members of the Board of Directors, management and advisors of Cascal and representatives of Sembcorp and Biwater, but ultimately did not result in any improved terms for shareholders. The Company has no arrangements or understanding with Sembcorp or Biwater with respect to the Offer.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
Recommendation
The Board of Directors carefully considered the terms and conditions of the Offer. The Board of Directors initially held meetings to review and consider the Offer on May 25, 26, 27 and 30, 2010. At the meeting held on May 30, 2010, following a discussion among the independent members of the Board of Directors and advice from its financial, strategic and legal advisors, the Board of Directors, by unanimous vote (with Messrs. Magor and White recusing themselves due to Biwater’s interest in the Offer), determined that the Offer was inadequate to the holders of the Shares other than Biwater and not in the best interests of the Company’s stockholders. Accordingly, on June 1, 2010, the Board of Directors unanimously recommended that stockholders (other than Biwater) reject the offer and not tender their Shares into the Offer.
Throughout June 2010, the Board of Directors met informally and at duly called meetings numerous times to discuss the Offer and its recommendation. On July 1, 2010, as a result of developing circumstances, the Board of Directors of Cascal determined by unanimous vote (with Messrs. Magor and White recusing themselves due to Biwater’s interest in the Offer) to withdraw its previously published recommendation to stockholders (other than Biwater) not to tender their Shares into the Offer and determined to express no opinion and remain neutral toward the bidder’s tender offer.
THE BOARD OF DIRECTORS OF CASCAL EXPRESSES NO OPINION AND IS NEUTRAL TOWARD THE OFFER.
Reasons for the Board’s Recommendations.
In reaching its initial recommendation to stockholders not to tender into the Offer, the Board determined that the Offer was inadequate and not in the best interests of the Company’s stockholders. In reaching that conclusion, the Board of Directors consulted with management of the Company and the Company’s financial, strategic and legal advisors and took into account numerous factors, including, but not limited to, the following:

•	The Board of Directors’ belief that the Offer price was inadequate and substantially undervalued the Company.

•	On May 30, 2010, Janney Montgomery Scott LLC (“Janney”), the Company’s financial advisor, rendered an oral opinion to the Board of Directors, which was subsequently confirmed in writing, to the effect that, as of that date and subject to certain assumptions and qualifications, the Offer consideration of $6.75 (or $6.40) per Share in cash was inadequate from a financial point of view to the stockholders of the Company (specifically excluding Biwater, as to which no view was expressed). For purposes of rendering its opinion, Janney conducted various analyses, including a comparison of the financial performance of the Company and the prices and trading activity of the Shares with that of certain other public companies and their securities, a review of the financial terms, to the extent publicly available, of certain comparable acquisition transactions, a discounted cash flow analysis and a premiums paid analysis. No particular weight was given to any analysis. Janney did not express an opinion as to a range of fair value for the Shares. However, the Offer consideration of $6.75 (or $6.40) is less than the low end of the range derived from each of the specified valuation methodologies. The opinion addresses only the adequacy of the consideration offered under the Offer from a financial point of view and is directed only to the Board of Directors. This description and the opinion do not constitute a recommendation to any Company stockholder as to whether they should tender their Shares pursuant to the Offer. A copy of Janney’s opinion is filed as Exhibit (a)(7). The foregoing summary of such opinion is qualified in its entirety by reference to such exhibit.

•	The Board of Directors’ belief that Biwater agreed to sell the Biwater Stake as a result of the significant financial distress of Biwater and BHL and as a direct result of pressure exerted by its principal lender, HSBC, which also acted as its financial advisor in negotiating the sale to Sembcorp.

•	The fact that by insisting on Biwater’s commitment to tender and not withdraw the Biwater Stake pursuant to the Tender Offer and Stockholder Support Agreement, Sembcorp has attempted to prevent other potential bidders from proposing a superior transaction.

•	The fact that by announcing that Sembcorp intends to delist and deregister the Shares, Sembcorp is attempting to force the Company’s stockholders to make the Hobson’s choice between tendering into a two-tiered, undervalued tender offer and holding their Shares in the face of Sembcorp’s announced intention to seek delisting and deregistration, thereby eliminating both a future market for the Shares and information to be filed with the SEC.
Since the Offer was announced on April 26, 2010, the Board of Directors has pursued defensive litigation in the United States and The Netherlands in order, inter alia, to seek to enjoin the Offer, and explored strategic alternatives to the Offer to seek to maximize the value of the Shares for the benefit of stockholders. During May and June 2010, the Company entered into over a dozen confidentiality agreements with third parties and held discussions regarding a business combination of the Company with third parties, capital investments and other strategic or financial alternatives.

Ultimately, the Company was unsuccessful in either enjoining the Offer or producing a transaction the Company believed created a reasonable alternative transaction for maximizing shareholder value. The Company has ceased pursuing all alternative transactions and defensive action.
While Cascal’s Board of Directors still believes that the Offer substantially undervalues the Company and the Shares, given Sembcorp’s announced intentions with respect to the Company, including delisting and deregistration of the Shares, if Sembcorp accepts all Shares tendered into the Offer, there is a substantial likelihood that no active trading market will exist for the Shares and stockholders may not be able to realize value for their Shares, in the short-term or long-term, that is comparable to the consideration offered by Sembcorp.
Given this risk of illiquidity, the Board of Directors has determined to withdraw its previous recommendations and to express no opinion and remain neutral regarding the Offer, but urges all stockholders to consider their risk of potential long-term illiquidity of their investment versus the risks posed by the Offer.

Individual members of the Board of Directors may have given differing weights to different factors. In addition, in arriving at their respective recommendations, the members of the Board of Directors were aware of the interests of certain officers and directors of the Company as described in Item 3 above and in the Company’s Annual Report of Form 20-F filed with the Securities and Exchange Commission on June 25, 2010. However, the Board of Directors does not believe such interests create any actual or potential conflict of interest.
Intent to Tender.
To the knowledge of the Company, all of the Company’s directors or executive officers intend to tender any of their Shares for purchase pursuant to the Offer.
SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jonathan Lamb
Name:	Jonathan Lamb
Title:	General Counsel & Company Secretary, Cascal N.V

July 1, 2010
Date